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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)


                           Exigent International, Inc.
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                            (Name of Subject Company)

                           Exigent International, Inc.
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                       (Names of Persons Filing Statement)

                     Common Stock, par value $0.01 per share
     (including the associated Series B Junior Participating Preferred Stock
                                Purchase Rights)
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                         (Title of Class of Securities)

                                   302056 10 6
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                      (CUSIP Number of Class of Securities)

                               Bernard R. Smedley
                      Chairman and Chief Executive Officer
                                1830 Penn Street
                            Melbourne, Florida 32901
                                 (321) 952-7550
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                (Name, address, and telephone numbers of persons
              authorized to received notices and communications on
                     behalf of the persons filing statement)

                                 With copies to:

                              Noel H. Nation, Esq.
                                Baker & McKenzie
                              1200 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 789-8900

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




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         This Amendment No. 1 ("Amendment No. 1") amends and supplements the
Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on April 17, 2001 by Exigent International, Inc., a Delaware corporation ("Exigent"), relating to the tender offer by Manatee Merger Corp., a Delaware corporation and a wholly owned subsidiary of Harris Corporation, a Delaware corporation ("Harris"), to purchase all outstanding shares of Exigent's common stock, par value $0.01 per share (including the associated Series B Junior Participating Preferred Stock Purchase Rights) (the "Shares"), at a purchase price of $3.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits 1 and 2 to the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

ITEM 8.           ADDITIONAL INFORMATION

         The information set forth under the caption "Item 8. Additional Information" in the Schedule 14D-9 is amended and supplemented as follows:

         (c)  Notice to Option Holders

         The information set forth in the Notice to Option Holders issued by Exigent on April 30, 2001, filed as an Exhibit to this Amendment (see Item 9), is incorporated herein by reference.

ITEM 9.           MATERIALS TO BE FILED AS EXHIBITS

         Item 9 is hereby amended and supplemented by the addition of the following Exhibit:

         Exhibit 9. Notice to Option Holders issued by Exigent International, Inc. on April 30, 2001.










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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             EXIGENT INTERNATIONAL, INC.


Dated: April 30, 2001                       By: /s/ B. R. Smedley
                                                ---------------------------
                                                Bernard R. Smedley
                                                Chairman of the Board and
                                                Chief Executive Officer






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                                INDEX TO EXHIBITS

Exhibit 9. Notice to Option Holders issued by Exigent International, Inc. on April 30, 2001.